Contact

danny@sonfishsauce.com

www.linkedin.com/in/danny-tran-19b78424 (LinkedIn)

Languages

Spanish

Vietnamese

English

Danny Tran

Son Foods - Fish Sauce 3.0 & The American Anchovy

Los Angeles, California, United States

Summary

Team work makes the dream work!

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Experience

Son Foods
Founder
July 2021 - Present (3 years 3 months)
Vietnam

Son Fish Sauce USA
Owner
December 2014 - Present (9 years 10 months)
Worldwide

Vietfood Beverage / Trung Nguyen Coffee
Official Distributor
April 2022 - Present (2 years 6 months)
United States

Blue Phoenix / Vietnamese American Rice Wine
Co-Founder
July 2021 - Present (3 years 3 months)
United States

Pop's Golden Gems Dried Shrimp
Asian Distributor
January 2016 - Present (8 years 9 months)
Louisiana, United States

HTP Coconut Soda
Co Op
January 2020 - December 2023 (4 years)
Asia & America

Heritage Beverage / Saigon Beer
Director
January 2021 - December 2021 (1 year)
North America

The Cajun Cua
Partner
2012 - 2014 (2 years)
Vietnam

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Education

California State University, Fullerton